Release No. 1004-07

Oct. 20, 2004 FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
REPORTS FOURTH QUARTER RESULTS

ST. PETERSBURG, Fla. - Raymond James achieved new annual records in both net revenues and net income in the 2004 fiscal year ended in September. Net revenues of $1.78 billion exceeded those attained in the prior year by 23 percent. Net income increased 48 percent to $127.5 million. Diluted earnings per share were $1.72 as contrasted to $1.17 in 2003.

"While all major revenue sources contributed to the increase, securities commissions and fees, and investment banking revenues were the principal drivers," stated Thomas A. James, chairman and CEO. "Although the second half was less vibrant, retail and institutional commission activity was materially better as investors regained confidence in the performance of the U.S. economy and corporate earnings. Investment banking revenues surged 49 percent as new issue activity rose to record levels. The improved market environment enabled our Equity Capital Markets Division to demonstrate that its strategy to capture market share in the small/mid-cap corporate market was sound.

"At the same time, although expenses grew 20 percent higher revenue growth enabled us to achieve operating leverage and grow net income at rates in excess of net revenues," he continued.

"Although fourth quarter results in both net revenues and net income were impacted somewhat by the effects of four hurricanes which threatened our headquarters and closed many of our branch offices in September, the more impactful factor affecting results was the continued lackluster performance of the stock market in the fourth quarter, as well as continued uncertainty vis-à-vis the risk of interest rate policy, which has inhibited both retail and institutional fixed income activity levels.

"Nonetheless, contrasted to the same period last year, net revenues rose 11 percent, even though the Dow Jones Industrial Average declined 3.4 percent in the September quarter," he added. "Commissions, investment banking and trading results provided the impetus for the improvement. However, total non-interest expenses rose 13 percent, resulting in a 7 percent decline in net income to $30.6 million. The principal culprits contributing to the expense increase were business development and 'other.' In the latter category, we recorded a $4 million impairment for one of our two 757's, which is leased to Delta. The other is leased to Continental. That certainly qualifies as an unusual expense. Furthermore, we created additional reserves for certain legal actions, which are extremely difficult to project. In that regard, we may receive decisions in some major cases in the near future, which may necessitate modifications in our financials, one way or the other, before our 10-K is filed in December.

"Once the uncertainty about the election is resolved and investors realize that the economy is still growing relatively well, resulting in increasing corporate earnings, there is a good probability that they will become more confident and the conditions that existed in the first half of 2004 will facilitate improved results.

"All per share amounts have been restated to reflect the effect of the March 2004 three-for-two stock split," he concluded.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,100 financial advisors serving 1.3 million accounts in 2,200 locations throughout the United States, Canada and overseas. In addition, total client assets are currently over $110 billion, of which more than $22 billion are managed by the firm's asset management subsidiaries.

Raymond James Financial, Inc.

Unaudited Report

For the fourth quarter ended September 24, 2004

(all data in thousands, expect per share earnings)

	Fourth quarter			Fiscal Year		
	2004	2003	% Change	2004	2003	% Change
Revenues	$ 462,209	$ 412,699	12%	$1,829,776	$ 1,497,571	22%
Net revenues	446,713	402,756	11%	1,781,259	1,451,960	23%
Net income*	30,663	33,134	(7%)	127,575	86,317	48%
Net income per share						
share - diluted	$ 0.41	$ 0.45	(9%)	$ 1.72	$ 1.17	47%
Average shares						
outstanding - diluted	74,550	73,700		74,402	73,479	

Balance Sheet Data

	Sept. 2004	Sept. 2003
Total assets	$ 7.7 bil.	$ 6.9 bil.
Shareholders' equity	$1,065 mil.	$925 mil.
Book value per share	$14.42	$12.71

Management Data

	Quarter Ended		
	Sept. 2004	Sept. 2003	June 2004
Total financial advisors:			
United States	4,670	4,599	4,654
Canada	259	212	247
# Lead managed/co-managed			
Public offerings U.S.	25	27	22
Public offerings in Canada	3	7	5
Financial assets under management	$ 22.3 bil.	$ 19.2 bil.	$ $22.1 bil.

	Quarter Ended		
	Sept. 2004	Sept. 2003	June 2004
Client assets	$ 111 bil.	$ 96 bil.	$ 109 bil.
Client margin balances	$1,173 mil.	$955 mil.	$1,129 mil.
Client trade volume	1,680,000	1,587,000	1,739,000
# of client accounts	1,321,000	1,210,000	1,340,000

For additional information, contact
Mike White at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.htm.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	Sept 24, 2004	Sept 26, 2003	% change	June 25, 2004	% change
Revenues:					
Securities commissions and fees	$308,314	$279,737	10%	$326,701	-6%
Investment banking	37,332	34,146	9%	17,226	117%
Investment advisory fees	34,513	30,782	12%	33,517	3%
Interest	38,763	29,697	31%	33,271	17%
Net trading profits	7,242	2,960	145%	5,031	44%
Financial service fees	19,305	19,537	-1%	20,852	-7%
Other	16,740	15,840	6%	14,937	12%
TOTAL REVENUES	462,209	412,699	12%	451,535	2%
Interest Expense	15,496	9,943	56%	11,424	36%
NET REVENUES	446,713	402,756	11%	440,111	2%
Non-Interest Expenses					
Compensation, commissions and benefits	311,427	280,551	11%	319,962	-3%
Communications and information processing	21,211	19,012	12%	20,425	4%
Occupancy and equipment costs	15,904	16,119	-1%	14,913	7%
Clearance and floor brokerage	5,308	4,865	9%	5,094	4%
Business development	17,769	14,446	23%	15,398	15%
Other	24,550	15,268	61%	16,605	48%
TOTAL NON-INTEREST EXPENSES	396,169	350,261	13%	392,397	1%
Income before provision for income taxes	50,544	52,495	-4%	47,714	6%
Provision for income taxes	19,880	19,361	3%	18,101	10%
Net Income	$ 30,664	$ 33,134	-7%	$ 29,613	4%
Net Income per share basic	$ 0.42	$ 0.46	-9%	$ 0.40	-5%
Net Income per share diluted	$ 0.41	$ 0.45	-9%	$ 0.40	-3%
Weighted average common shares outstanding-basic	73,756	72,660		73,592	
Weighted average common and common equivalent shares outstanding-diluted	74,550	73,700		74,560	

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Twelve Months Ended		
	Sept 24, 2004	**Sept 26, 2003**	**% Change**
Revenues:			
Securities commissions and fees	$ 1,290,344	$ 1,045,071	23%
Investment banking	106,350	71,317	49%
Investment advisory fees	134,447	112,126	20%
Interest	134,764	127,707	6%
Net trading profits	23,565	20,615	14%
Financial service fees	80,431	69,536	16%
Other	59,875	51,199	17%
TOTAL REVENUES	1,829,776	1,497,571	22%
Interest Expense	48,517	45,611	6%
NET REVENUES	1,781,259	1,451,960	23%
Non-Interest Expenses			
Compensation, commissions and benefits	1,273,420	1,034,676	23%
Communications and information processing	82,186	77,016	7%
Occupancy and equipment costs	61,339	61,520	0%
Clearance and floor brokerage	20,773	17,729	17%
Business development	59,963	51,332	17%
Other	79,457	71,412	11%
TOTAL NON-INTEREST EXPENSES	1,577,138	1,313,685	20%
Income before provision for income taxes	204,121	138,275	48%
Provision for income taxes	76,546	51,958	47%
Net Income	**$ 127,575**	**$ 86,317**	48%
Net Income per share basic	**$ 1.74**	**$ 1.19**	46%
Net Income per share diluted	**$ 1.72**	**$ 1.17**	47%
Weighted average common shares outstanding-basic	**73,395**	**72,824**	
Weighted average common and common equivalent shares outstanding-diluted	**74,402**	**73,479**	